Exhibit 99.45

Form 62-103F1

Required Disclosure under the Early Warning Requirements

State if the report is filed to amend information disclosed in an earlier report. Indicate the date of the report that is being amended.

Not applicable.

Item 1 – Security and Reporting Issuer

1.1	State the designation of securities to which this report relates and the name and address of the head office of the issuer of the securities.

This report relates to units (the “Units”) of Skeena Resources Limited (“Skeena”), with each Unit comprised of one common share of Skeena (each, a “Common Share”) and one half of one warrant to purchase a Common Share (each whole warrant, a “Warrant”).

Skeena’s head office is located at 650-1021 West Hastings Street, Vancouver, British Columbia V6E 0C3

1.2	State the name of the market in which the transaction or other occurrence that triggered the requirement to file this report took place.

Not applicable.

Item 2 – Identity of the Acquiror

2.1	State the name and address of the Acquiror.

Barrick Gold Corporation

Brookfield Place, TD Canada Trust Tower
Suite 3700, 161 Bay Street, P.O. Box 212
Toronto, Ontario

M5J 2S1

Barrick is a senior gold mining company organized under the laws of the Province of British Columbia.

2.2	State the date of the transaction or other occurrence that triggered the requirement to file this report and briefly describe the transaction or other occurrence.

On August 3, 2020, Barrick Gold Inc., a wholly-owned subsidiary of Barrick Gold Corporation (“Barrick”), and Skeena entered into an amended and restated option agreement (the “Option Agreement”) pursuant to which, among other things, Skeena will exercise its option to acquire the Eskay Creek project and Barrick has agreed to waive its back-in right on the Eskay Creek project, all upon the terms and conditions set out in the Option Agreement (the “Option Agreement Transaction”).

As consideration for the Option Agreement Transaction (the “Reportable Event”), Skeena agreed to issue to Barrick 22,500,000 Units, with each Unit comprising one Common Share and one half of a Warrant. Each whole Warrant entitles Barrick to purchase one additional Common Share at an exercise price of C$2.70 per Common Share until the second anniversary of the closing of the Option Agreement Transaction.

On a pro-forma basis, at the closing of the Option Agreement Transaction Barrick will hold 24,075,000 Common Shares, representing approximately 12.4% of Skeena’s issued and outstanding Common Shares (calculated on a non-diluted basis). The Option Agreement Transaction is expected to close in the fourth quarter of 2020, subject to customary conditions, including certain government approvals and the approval of the TSX Venture Exchange.

2.3	State the names of any joint actors.

None.

Item 3 – Interest in Securities of the Reporting Issuer

3.1	State the designation and number or principal amount of securities acquired or disposed of that triggered the requirement to file this report and the change in the Acquiror’s security holding percentage in the class of securities.

Prior to the Reportable Event, Barrick, directly and indirectly held 1,575,000 Common Shares, representing approximately 0.8% of Skeena’s then-issued and outstanding Common Shares (calculated on a non-diluted basis).

As a result of the Reportable Event on a pro forma basis: (i) Barrick beneficially owns 24,075,000 Common Shares, representing approximately 12.4% of Skeena’s issued and outstanding Common Shares (calculated on a non-diluted basis); and (ii) assuming the exercise in full of all of the Warrants issuable pursuant to the Option Agreement Transaction, Barrick beneficially owns 35,325,000 Common Shares, representing approximately 17.2% of Skeena’s issued and outstanding Common Shares.

3.2	State whether the Acquiror acquired or disposed ownership of, or acquired or ceased to have control over, the securities that triggered the requirement to file this report.

On August 3, 2020, Skeena agreed to issue to Barrick 22,500,000 Units as consideration for the Option Agreement Transaction. See Item 2.2 and Item 3.1

3.3	If the transaction involved a securities lending arrangement, state that fact.

Not applicable.

3.4	State the designation and number or principal amount of securities and the Acquiror’s securityholding percentage in the class of securities, immediately before and after the transaction or other occurrence that triggered the requirement to file this report.

See Item 2.2. and Item 3.1.

3.5	State the designation and number or principal amount of securities and the Acquiror’s securityholding percentage in the class of securities referred to in Item 3.4 over which

(a)	the Acquiror, either alone or together with any joint actors, has ownership and control,

See Item 2.2. and Item 3.1.

(b)	the Acquiror, either alone or together with any joint actors, has ownership but control is held by persons or companies other than the Acquiror or any joint actor, and

Not applicable.

(c)	the Acquiror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

Not applicable.

3.6	If the Acquiror or any of its joint actors has an interest in, or right or obligation associated with, a related financial instrument involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the related financial instrument and its impact on the Acquiror’s securityholdings.

Not applicable.

3.7	If the Acquiror or any of its joint actors is a party to a securities lending arrangement involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the arrangement including the duration of the arrangement, the number or principal amount of securities involved and any right to recall the securities or identical securities that have been transferred or lent under the arrangement.

Not applicable.

State if the securities lending arrangement is subject to the exception provided in section 5.7 of NI 62-104.

Not applicable.

3.8	If the Acquiror or any of its joint actors is a party to an agreement, arrangement or understanding that has the effect of altering, directly or indirectly, the Acquiror’s economic exposure to the security of the class of securities to which this report relates, describe the material terms of the agreement, arrangement or understanding.

Not applicable.

Item 4 – Consideration Paid

4.1	State the value, in Canadian dollars, of any consideration paid or received per security and in total.

See Item 2.2.

4.2	In the case of a transaction or other occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, disclose the nature and value, in Canadian dollars, of the consideration paid or received by the Acquiror.

See Item 2.2.

4.3	If the securities were acquired or disposed of other than by purchase or sale, describe the method of acquisition or disposition.

Not applicable.

Item 5 – Purpose of the Transaction

State the purpose or purposes of the Acquiror and any joint actors for the acquisition or disposition of securities of the reporting issuer. Describe any plans or future intentions which the Acquiror and any joint actors may have which relate to or would result in any of the following:

(a)	the acquisition of additional securities of the reporting issuer, or the disposition of securities of the reporting issuer;

(b)	a corporate transaction, such as a merger, reorganization or liquidation, involving the reporting issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of the assets of the reporting issuer or any of its subsidiaries;

(d)	a change in the board of directors or management of the reporting issuer, including any plans or intentions to change the number or term of directors or to fill any existing vacancy on the board;

(e)	a material change in the present capitalization or dividend policy of the reporting issuer;

(f)	a material change in the reporting issuer’s business or corporate structure;

(g)	a change in the reporting issuer’s charter, bylaws or similar instruments or another action which might impede the acquisition of control of the reporting issuer by any person or company;

(h)	a class of securities of the reporting issuer being delisted from, or ceasing to be authorized to be quoted on, a marketplace;

(i)	the issuer ceasing to be a reporting issuer in any jurisdiction of Canada;

(j)	a solicitation of proxies from securityholders;

(k)	an action similar to any of those enumerated above.

Barrick is acquiring the Units for investment purposes. Other than the Option Agreement Transaction, Barrick currently has no other plans or intentions that relate to or would result in any of the actions listed in paragraphs (a) through (k) above. Depending on market conditions and other factors, including Skeena’s business and financial condition, Barrick may, subject to the terms of the investor rights agreement to be entered into in connection with the Option Agreement Transaction, acquire additional common shares or other securities of Skeena or dispose of some or all of the common shares or other securities of Skeena that it owns at such time.

Item 6 – Agreements, Arrangements, Commitments or Understandings With Respect to Securities of the Reporting Issuer

Describe the material terms of any agreements, arrangements, commitments or understandings between the Acquiror and a joint actor and among those persons and any person with respect to securities of the class of securities to which this report relates, including but not limited to the transfer or the voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Include such information for any of the securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities, except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

Upon closing of the Option Agreement Transaction, Barrick and Skeena will enter into (i) an investor rights agreement pursuant to which, among other things, Barrick will have the right to nominate one individual to the board of directors of Skeena and will be entitled to customary anti-dilution rights, for as long as Barrick retains at least a 10% partially-diluted equity interest in Skeena, and pursuant to which Barrick has also agreed to an 18-month standstill under which Barrick will not increase its share position beyond 19.9%; and (ii) a royalty agreement in respect of a 1% net smelter return royalty on the Eskay Creek land package.

Item 7 – Change in Material Fact

If applicable, describe any change in a material fact set out in a previous report filed by the Acquiror under the early warning requirements or Part 4 in respect of the reporting issuer’s securities.

Not applicable.

Item 8 – Exemption

If the Acquiror relies on an exemption from requirements in securities legislation applicable to formal bids for the transaction, state the exemption being relied on and describe the facts supporting that reliance.

Not applicable.

Item 9 – Certification

I, as the Acquiror, certify, or I, as the agent filing this report on behalf of an Acquiror, certify to the best of my knowledge, information and belief, that the statements made in this report are true and complete in every respect.

Date: August 4, 2020

BARRICK GOLD CORPORATION

Per: (signed) Dana Stringer

Name: Dana Stringer

Title: Vice-President, Corporate Secretary and Associate General Counsel